SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Management Report 2009

Dear Sirs:

We submit for the appreciation of the Shareholders, Clients, Suppliers of Products and Services, the Financial Community and the Society in General, the Management Report and Financial Statements of Net Serviços de Comunicação S.A. (“Company” or “NET”) relating to the fiscal year ended December 31, together with the Independent Auditors’ Report.

In 2009, we continued with our strategy of strong growth combined with sustainable financial and operational results in the long term. Despite a particularly challenging year on account of the global crisis in the first half, the more rigorous customer service requirements and growing competition in the markets where it operates, NET managed to achieve all its targets. We continued to stand out by offering genuinely integrated products and by seeking excellence in the services we provide to delight our clients.

One point we would like to highlight is our growth in the broadband segment. We have consistently been the company that gains the highest market share, not just through the quality and reliability of our products, but mainly through NET’s capacity to offer and deliver high speed Internet access to our clients. Our broadband base reached 2,882,000 subscribers in 2009, a 30% growth. The investment in the network to expand its bidirectional capacity proved crucial for the Company’s growth strategy.

In the Pay TV segment, we remain the market leaders, with 3,690,000 subscribers at the end of 2009. Our broad variety of services can serve from the most basic to the most complete Pay TV service and include various movie, sports, entertainment, news, high definition and recordable channels, which serve the diverse needs of each individual subscriber.

We are anticipating the requirement that the financial statements for the fiscal year ended December 31, 2010 be presented according to the International Financial Reporting Standards (“IFRS”) and are already presenting our consolidated financial statements for the fiscal year ended December 31, 2009 according to IFRS. Henceforth, we will not present our consolidated financial statements according to the Brazilian Corporation Law or US GAAP.

We renegotiated our local currency debt, extending their maturities in order to use our operational cash flow to sustain our growth strategy. In November 2009, we issued US$ 350 million in the global market, maturing in January 2020, with annual coupon of 7.5% (Global Notes 2020). Demand amounted three times the offering, demonstrating investors’ confidence in the Company.

In line with our constant search for improvement, we carried out an extensive corporate restructuring, merging 86 operational subsidiaries into Net Serviços, the consolidating company. The result was a significant improvement in operational efficiency, besides a simplified corporate structure.

Given the growing share of our broadband services in our product portfolio, its strategic importance, the prospects of constant growth in the long term and the high cost of building our own network, we acquired Embratel’s transmission capacity through an Indefeasible Right of Use (IRU) Agreement. The objective is to guarantee the right of use of this network in the long term to provide broadband services. In exchange, we entered into an IRU agreement allowing Embratel to use our transmission capacity in local accesses in our HFC network to provide fixed telephony services. This transaction improves our EBITDA margin, since a portion of the Internet access costs will be amortized as a result of the recognition of a long-term asset - "Prepaid Right of Use".

In June 2009, ANATEL, the Brazilian telecom authority, approved the acquisition of ESC 90, which operates in Vitória and Vila Velha in the Espírito Santo state. We then began the process of consolidating and integrating ESC 90 with NET's operations, which was concluded in the beginning of 2010. Thanks to the integration, we now offer our products in these cities, offering a broader variety of content, high speed as well as high quality broadband and voice services.

In December 2009, we began selling NET Virtua thought Popular Broadband Program (Programa Banda Larga Popular) in 47 cities in São Paulo state, besides the city of São Paulo. The data transmission speed is 200kbps and the installation services and the ISP are free of charge. This initiative complies with the São Paulo state government’s decree that created this program with the objective of expanding high speed Internet access in the state. To enable a reduced price for the service, the government granted ICMS tax exemption, which allowed us to provide this service. We are proud to be the first to sign such an agreement and the pioneers in offering it.

We believe that 2010 will also be a year of achievements, our commitment to the future will be demonstrated by each of us and we will once again endeavor to achieve our objectives. After all, The World belongs to the NETs.

1. Operating Performance

We ended the year with 10,118,000 Revenue Generating Units (“RGU”), a 27% increase over 2008. RGUs comprise the sum of pay TV, broadband, voice and digital video services, and its growth shows that we have been able to increase the consumption of our services in the same household.

Pay TV subscriber base grew 20% over 2008, reaching 3,690,000 subscribers. Net additions were619,000 in the year. Digital Video base reached 989,000 clients, 11% up on 4Q08, representing a 27% penetration over the total pay TV base.

Broadband subscriber base totaled 2,882,000 subscribers in 2009, a 30% increase over the 2,217,000 subscribers in 2008. Broadband net additions totaled 664,000 in 2009. Bidirectional household penetration reached 34% and penetration over Pay TV client base reached 78%.

Number of fixed telephone lines in service ended the year at 2,557,000, with net additions being 756,000 lines, In relation to 2008, lines in service grew by 42%.

Ever since we launched the triple play (integrated Pay TV, broadband and fixed telephony) offering, we have focused our efforts on acquiring, managing and retaining households. As a result, the number of households with more than one product increased significantly, which has increasingly reduced relevance of churn rate by individual products. We feel that the best proxy for the household churn rate is Pay TV churn, which rose from 14.9% in 2008 to 15.7% in 2009.

2. Financial Performance and Liquidity

Analysis of the main balance sheet accounts

At the end of 2009, our Assets totaled R$ 8.3 billion, 30% up on 2008. Cash and cash equivalents totaled R$ 1.0 billion, enough to cover our entire current liabilities or 45% of the total debt. Adding account receivables from subscribers to cash and cash equivalents, this amount grows to R$ 1.3 billion.

Consequent to the indefeasible right of use agreement signed with Embratel for network capacity, we booked a prepaid right of use amounting to R$ 849.6 million, which will be amortized over 5 years.

Analysis of the Consolidated Results

Net Revenue in 2009 grew 25%, from R$ 3,690.4 million in 2008 to R$ 4,613.4 million, chiefly due to the growth in the subscriber base.

Operating Costs came to R$ 2,274.9 million, 30% up on the R$ 1,749.4 million in 2008. As a percentage of net revenue, operating costs moved up from 47.4% in 2008 to 49.3% in 2009. The main items for the increase were Internet access, call center and payroll and benefits.

Selling, General and Administrative expenses totaled R$ 1,055.1 million in 2009, 15% higher than the 2008 amount of R$ 922.1 million. As a percentage of net revenue, these fell from 25.0% in 2008 to 22.9% in 2009. Selling expenses rose 19% over the previous year due to our strategy of growth and exploring new markets. As a percentage of net revenue, these fell from 10.6% in 2008 to 10.1% in 2009. General and Administrative expenses rose 3% between the years. As a percentage of net revenue, they fell from 14.0% in 2008 to 11.5% in 2009, showing that the company has been keeping its expenses under control.

EBITDA was R$ 1,242.2 million in 2009, with EBITDA margin of 27%. In comparison with the 2008 amount of R$ 978.9 million, this result is 27% higher, proving that the execution of the growth strategy has brought adequate return on the investments made.

Depreciation and amortization expenses were R$ 618.7 million in 2009, a 25% increase over the 2008 amount of R$ 493.4 million. Depreciation expenses increased mainly due to the higher number of residential installations and digital decoders, while amortization expenses increased mainly due to the beginning of amortization of assets created by the IRU agreement.

Net Financial Result was an income of R$ 65.4 million in 2009, compared to an expense of R$ 318.5 million in 2008, mainly due to the appreciation of the Brazilian real in the year, which caused a positive impact on the dollar-denominated debt.

Liquidity

Gross Debt, which includes principal and interest, closed 2009 at R$ 2,198.8 million, a 24.9% increase over 2008, chiefly due to the issue of Global Notes 2020. Short-term debt represents 4% of total debt.

Cash and cash equivalents totaled R$ 1,015.6 million at the end of 2009, 38% more than the R$ 736.9 million in 2008, mainly from the proceeds of the Global Notes 2020 issue. Net debt at the end of 2009 was R$ 1,183.2 million, a 16% increase over the R$ 1,022.9 million in 2008. Net debt/EBITDA ratio declined from 1.05x at the end of 2008 to 0.95x in 2009.

In line with our business model, we continued to allocate a major portion of our investments (Capex) to acquiring subscribers, payments for installation personnel and equipment as well as adjustments to the infrastructure to sustain the growth. Thus, Capex totaled R$ 1.1 billion in the year, a 10% increase over 2008, mainly due to the acquisition of a higher volume of high definition decoders and adaptation of the ESC90 network, which was integrated in the middle of the year. Of the total invested, the variable portion represented 77% and was allocated to the acquisition of equipment and residential installations, both related to subscriber acquisition, in addition to infrastructural adjustments such as node breakings.

3. Capital Markets

NET’s shares continued to present healthy liquidity on both the BM&FBovespa and the NASDAQ. Average daily trading volume on the BM&FBovespa was R$ 24.7 million in 2009, 19% lower than the R$ 30.6 million in 2008. Average daily trading volume on the NASDAQ fell from US$ 8.8 million in 2008 to US$ 6.6 million in 2009.

During the year, we actively sought to change the profile of our shareholder base in order to attract more long-term investors and consequently reduce the volatility in our share prices. As a result, nearly 20% of the preferred shares are currently held by long-term investors.

We will maintain our conservative debt management. We have a capital structure with low leverage and an amortization schedule with no short-term pressure for payment of principal. In recognition of our efforts to maintain our payment capacity appropriate, S&P raised our ratings from brAA- to brAA on the national scale and from BB to BB+ on the global scale. Moody’s raised our ratings from Aa3.br to Aa2.br on the national scale and from Ba2 to Ba1 on the global scale. With this, we are one step away from reaching investment grade.

4. Corporate Governance

We believe that the constant evaluation of internal controls is essential for sustained growth and hence we constantly try to identify possible business risks and ensure that effective controls are implemented to mitigate each of these. Once again, at the end of the year, after testing these controls, we believe that NET’s management has an adequate level of control. As required by the Sarbanes-Oxley Act, the Chief Executive Officer and the Chief Financial Officer certified the quality of the internal controls on December 31, 2009.

With regard to the quality of earnings disclosures, this is the sixth year in which the CEO and CFO certify the quality and integrity of the earnings releases based on international standards, including the information to the local market. Our Disclosure Committee, set up in 2003 is fully consolidated and even plays a fundamental role in our disclosure and transparency processes.

The permanent Fiscal Council, set up in 2005, continues to also exercise the functions of the Audit Committee, as required by the Sarbanes-Oxley Act. The Council consists of 3 independent members, with one elected by the minority shareholders at the shareholders’ meeting. It works in harmony with the Board of Directors in their areas of competence, which has speeded up certain important Company decisions such as the relationship with external and internal auditors and the revision and approval of the financial statements.

Pursuant to the Bovespa’s rules for companies in Level 2 of Corporate Governance, 20% of the Board of Directors are independent members. The Board has 12 members, of which 7 are elected by Globo, 3 by Embratel and 2 are independent members, with one elected at the shareholders’ meeting by minority shareholders. The Board is assisted by a Finance Committee.

We continue our efforts to improve our corporate governance practices. In September 2009, we participated in the launch of the second edition of “Companies Circle Member”, a book based on notable corporate governance cases in a select group of companies genuinely concerned about the issue. This initiative has the support of the International Finance Corporation and the Organization for Economic Cooperation and Development. Several of our corporate governance practices are mentioned in this book. Moreover our disclosures continue following the ‘Exemplary Disclosure’ standard, which certifies to investors and analysts anywhere in the world that the information published by the Company is available in all the markets within an hour, thus ensuring the symmetry of disclosure.

In 2009, NET continued its commitment of treating our Minority Shareholders in an exemplary manner. We have a planned and formal relationship: we conduct meetings with diverse finance professionals’ associations; we participated in 18 institutional investor conferences in Brazil and abroad, and respect the quiet periods. We held several presentations at Apimec and, aware of the growing importance of individual investors, we participated in several editions of Expomoney. We are always available to clarify the doubts of our existing and potential shareholders, as well as of the 20 independent analysts covering the Company.

5. Human Resources

We constantly seek to align all the employees to our goals and to maintain the course of our strategy in an ethical environment marked by constant professional development. For this purpose, we encourage our employees to pursue refresher courses and university extension courses, besides maintaining a remuneration plan that is directly linked to results. The profit sharing agreement for 2009 envisages bonus payment of up to 3.6 salaries for all employees and a complementary bonus for a select number of managers and executive officers with significant importance in their areas in order to create synergies so that the company as a whole attains its objectives. We ended the year with a total of 14,493 employees, compared to 12,227 in December 2008, a 19% increase.

6. Social Responsibility

We are aware of our social responsibility and contribute to the improvement of basic education in Brazil through the NET Educação portal, our first big social responsibility project launched in 2004. This totally free project, whose initial objective was to improve teachers’ training, became more attractive in 2009 when it expanded to cover students, parents and the family. NET Educação was honored by UNESCO as the best corporate initiative in Communication and Information.

Another important initiative was NET Comunidade, which encourages the community to play an active role in social transformation and creates the conditions for all to develop as people, professionals and citizens. One of the project’s pillars is the Community Reporter workshop, a five month course in which participants have contact with the diverse means of communication in order to get a fresh perspective of the world and the region they live in. A part of the content produced is transmitted by the NET Cidade channel. The project, run in partnership with the municipal government of São Paulo, the Asas Institute and the NGO Cidade Escola Aprendiz, aims to reach the other cities where we operate in the long run.

7. Statement of Value Added

Following is the Consolidated Statement of Value Added, which reports and identifies the formation of wealth by our Company and also shows how this wealth is distributed among the diverse sectors that directly or indirectly contributed to generating it.

	12/31/2009	12/31/2008

1. Statement of added value
Sale of services	5,708,056	4,570,100
Other Revenues	28,878	18,623
Provision for doubtful accounts	(40,745)	(40,038)

	5,696,189	4,548,685

2. ( - )Inputs
Cost of services sold	(1,357,349)	(1,079,296)
Materials, energy, third party services and other	(1,088,255)	(914,167)
Other	(59,684)	(38,031)

	(2,505,288)	(2,031,494)

3. Gross value added (1-2)	3,190,901	2,517,191

4. (-) Depreciation and amortization	(618,748)	(493,368)

5. Net value added	2,572,153	2,023,823

6. Value added received as transfers
Interest Income	246,556	113,935

7. Net value added to be distributed (5+6)	2,818,709	2,137,758

8. Distribution of value added Personnel:
Direct remuneration	442,154	375,074
Benefits	112,480	82,077
FGTS	26,481	23,596
Other	14,934	4,225

	596,049	484,972

Government:
Federal	346,350	453,222
State	826,289	658,413
Municipal	28,161	12,523

	1,200,800	1,124,158

Capital from third parties:
Monetary and exchange rate variations	8,460	249,108
Financial income and expenses	155,257	166,437
Rents	122,195	92,829

	285,912	508,374

Shareholders’ equity capital:
Net Income (loss) for year	735,948	20,254

Total	2,818,709	2,137,758

8. Relation with Independent Auditors

The entire audit of the financial statements prepared according to Brazilian standards was conducted by Ernst & Young. The services not related to audit conducted by Ernst & Young, mainly relating to the review of compliance with tax rules while preparing income tax declarations, interpretation of the IFRS norms applicable to the Company in the preparation of financial statements according to international norms and the due diligence processes related to the companies acquired by the Company, totaled R$ 1.6 million, or 45% of the fees for the audit of financial statements in 2009. The services not related to audit were provided during a period of less than one year by specialized teams totally independent of the team responsible for the audit of financial statements, as per the procedure adopted by the Company to ensure the objectiveness and autonomy of the external auditors.

The Fiscal Council also exercises the functions of the Audit Committee according to the standards required by U.S. laws and capital market regulations, supervises the working and autonomy of the independent auditors, analyzes the scope, declarations of the auditors regarding their autonomy, pre-approves the nature of all the services provided and forwards their opinion to the Board of Directors.

9. Acknowledgements

For the seventh consecutive year, we posted sustainable growth, driven by the strong growth in our subscriber base, launch of innovative products and the constant quest for excellence in the services provided.

Our mission of BECOMING THE BEST MULTISERVICE SOLUTION THROUGH CABLE, CONNECTING PEOPLE IN THEIR HOMES TO THE WORLD is what guides us in our decisions and carrying out our daily tasks. Every day, we try to deliver services that set us apart in the market so that our clients are satisfied while using our products and services in the comfort and convenience of their homes.

We thank all those with whom we dealt in 2009 for their support and hope to count on you once again, while reaffirming that we are COMMITTED TO THE FUTURE to ensure the perpetuity of our company, guarantee returns for our shareholders, give back to society and provide top quality service to our clients.

São Paulo, February 10, 2010

The Management

NET SERVIÇOS DE COMUNICAÇÃO S A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.